John L. Reizian
Vice President and Associate General Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103-1105
Telephone: (860) 466-1539
Facsimile:  (860) 466-2550
John.Reizian@LFG.com

VIA EDGAR

July 23, 2010

Ms. Ellen Sazzman, Counsel
U. S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Room 8634; Mail Stop 8629
100 F Street N.E.
Washington, DC  20549

Re:           Lincoln Life Flexible Premium Variable Life Account M
The Lincoln National Life Insurance Company
File No. 333-139960; 811-08557; CIK: 0001048607
Post-Effective Amendment No. 6
Lincoln VULONE2007

Dear Ms. Sazzman:

This is in response to our conversation regarding the filing referenced above.  I have provided both a clean copy and a blacklined version of the prospectus pages containing the revisions for your review.  Below are the responses to your comments in the order in which they were presented.

1.  Cover Page

a.	Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response:  The contract name on the front cover of the prospectus (Lincoln VULONE 2007) is and will continue to be the same as the EDGAR class identifier.

b.
Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will primarily responsible for paying out on any guarantees associated with the policy.

Response:  There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the policy.

2.  Explain when and how the changes disclosed in the Supplement will be updated in the prospectus.

Response:  Recipients of the prospectuses initially will be provided with a copy of the Supplement concurrent with the receipt of the prospectus.  The language will be made a cohesive part of the prospectus during the next comprehensive update filings made in May of 2011.

3.  The Overview of Changes section has been revised for clarity purposes as suggested by our conversation.

4.  Please clarify the relationships between premium and death benefit and between policy Accumulation Value and death benefit.

Response:  One limits the amount you may pay as premium for the desired death benefit and the other requires that the death benefit exceed the Accumulation Value by certain minimum amounts depending on age.

5.  Please explain why a policy owner must make a choice between the two tests and why they would choose one over the other.

Response:  In order for a death benefit to be received by the beneficiary tax-free it must qualify as Life Insurance using one of the two tests.  In making this decision the policy owner can take into consideration that the Cash Value Accumulation Test generates a higher death benefit and accommodates a larger lump sum deposit versus the Guideline Premium Test.  Alternatively, the Guideline Premium Test frequently generates a higher death benefit in later years and provides for a higher cash value accumulation.  If the policy owner does not choose either test at the time the policy is applied for the default test would be the Guideline Premium Test.

6.  The “Death Benefit Qualification Test” section and the “Taxation of Life Insurance Contracts in General” section have been revised for clarity purposes

Please note that the two percentage factor tables both prescribed under Section 7702 of the Code have no direct relationship other than they both impact the Net Amount at Risk, therefore, the Cost of Insurance charges that are assessed.

7. Financial Statements, Exhibits and Other Information

Required financial statements, consent of independent registered public accounting firm, opinion of counsel and other exhibits will be filed by Post-Effective Amendment No. 4.

8. Tandy Representations

Our letter requesting acceleration of the effective date for this supplement will include the “Tandy Representations”.

Should you have any questions or concerns while reviewing this submission, please feel free to contact me at 860-466-1539.

Sincerely,

/s/ John L. Reizian

John L. Reizian
Vice President and Associate General Counsel